SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 29, 2010
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)
Enclosed:
News Release

March 22, 2010
Ivanhoe Mines closes US$241 million private placement with Rio Tinto
LONDON, ENGLAND — Robert Friedland, Executive Chairman of Ivanhoe Mines, announced today that the company has closed its private placement with Rio Tinto that was announced on March 1, 2010.
As part of the private placement agreement, Ivanhoe Mines has issued 15 million common shares to Rio Tinto at CDN$16.31 per share, for total proceeds of CDN$244.7 million (US$241.1 million equivalent). Ivanhoe Mines has used CDN$198.2 million (US$195.4 million equivalent) of the proceeds to purchase from Rio Tinto key mining and milling equipment for the Oyu Tolgoi copper-gold mining complex in Mongolia. Ivanhoe Mines has received the balance of the proceeds, CDN$46.4 million (US$45.7 million equivalent), which will be used to purchase additional equipment and for general corporate purposes.
The equipment being acquired from Rio Tinto includes principal components for the 100,000-tonne-per-day Oyu Tolgoi phase-one copper-gold concentrator, including two large, 38-foot-diameter, semi-autogenous grinding (SAG) mills, four ball mills, re-grind mills, crushers, motors, gearless drives, conveyors and flotation cells. Also included are the hoist and major components for the sinking of Shaft #2 — the 10-metre-diameter, main production shaft for the underground block-cave mine at the Hugo North Deposit.
With the completion of this transaction, Rio Tinto has increased its ownership in Ivanhoe Mines from 19.6% to 22.4%. Rio Tinto holds rights to subscribe for common shares from Ivanhoe’s treasury and also to make purchases on the open market that could increase Rio Tinto’s stake in Ivanhoe to up to 46.6% during the next 19 months.
About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe’s core assets include its world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia.
Ivanhoe Mines’ other core assets are its 65% interest in Mongolian coal miner SouthGobi Energy Resources (SGQ:TSX; 1878:HK); an 81% interest in Ivanhoe Australia (IVA:ASX), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Bakyrchik and the Bolshevik gold deposits in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com

Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed at www.SEDAR.com. The reader is cautioned not to place undue reliance on forward-looking information or statements. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future, unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 29, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary